December 5, 2024

Via EDGAR filing

Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       OneAscent Capital Opportunities Fund (the “Fund”)

Dear Ladies and Gentlemen:

On behalf of the Registrant, we hereby submit, via electronic filing, Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement (the “Amendment”) on Form N-2. The Amendment is filed pursuant to the Investment Company Act of 1940, as amended (“1940 Act”) and the Securities Act of 1933, as amended (“1933 Act”) for the primary purpose of responding to SEC staff comments and to complete certain information.

If you have any questions, please contact the undersigned at (513) 352-6632.

Very truly yours,

/s/ Cassandra Borchers
Cassandra Borchers

Thompson Hine llp Attorneys at Law	312 Walnut Street, Suite 2000 Cincinnati, Ohio 45202-4024	www.ThompsonHine.com O: 513.352.6700 F: 513.241.4771